Haoxin Holdings Limited

Room 329-1, 329-2, No.1 Xingye Yi Road

Ningbo Free Trade Zone

Ningbo, Zhejiang Province 315807

People’s Republic of China

August 20, 2024

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Liz Packebusch

Re:	Haoxin Holdings Limited Amendment No. 6 to Registration Statement on Form F-1 Filed May 2, 2024 File No. 333-269681

Dear Ms. Packebusch,

This letter is in response to your letter on May 29, 2024 in which you provided comments to Amendment No. 6 to Registration Statement on Form F-1 (the “F-1”) of Haoxin Holdings Ltd (the “Company”) filed with the U.S. Securities and Exchange Commission on May 2, 2024. On the date hereof, the Company has submitted Amendment No. 7 to Registration Statement on Form F-1 (“Amendment No. 7”). We set forth below in bold the comment in your letter relating to the Registration Statement followed by our response to each comment.

Amendment No. 6 to Registration Statement on Form F-1 filed May 2, 2024

Risk Factors, page 21

1.	We note that your $3.72 per share and $1.28 per share cited in the risk factor titled “You will experience immediate and substantial dilution” on page 57 do not match the corresponding per share amounts in your Dilution table on page 62. Please explain the differences or revise as appropriate.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have updated the risk factor titled “You will experience immediate and substantial dilution” on page 57 to match the corresponding per share amounts in the Dilution table on page 62.

Related Party Transactions, page 133

2.	We note your response to prior comment 4, indicating that, with respect to your disclosure regarding short-term loans bearing no interest to Ms. Shasha Chen, you have updated the disclosure as of the latest practicable date, which is December 31, 2023. However, your tabular disclosure at page 133 appears to have been updated as of March 31, 2024. Please clarify whether no amount is due to Ms. Chen, as your March 31, 2024 column indicates, or whether $1,165,480 is due to Ms. Chen, as your December 31, 2023 column indicates. In this regard we also note disclosure at page F-27 indicating that the Company had fully recovered the outstanding amounts due from Mr. Lihai Zhang and Ms. Shasha Chen totaling $2,039,877.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify to the Staff that the $1,165,580 was due to Ms. Chen as of December 31, 2023 and no amount was due to Ms. Chen as of March 31, 2024. We further advise the Staff that we have henceforth updated the disclosure to reflect the latest practicable date in the Related Part Transaction in in Amendment No. 7 to reflect the numbers as of June 30, 2024.

General

3.	Please make certain your disclosure regarding the Holding Foreign Companies Accountable Act (HFCAA) is up to date. For instance, we note remaining disclosure that "...under the HFCAA, our securities may be prohibited from trading on the Nasdaq or other U.S. stock exchanges if our auditor is not inspected by the PCAOB for three consecutive years, which could be reduced to two consecutive years if the Accelerating Holding Foreign Companies Accountable Act is signed into law, and this ultimately could result in our ordinary shares being delisted by and exchange."

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have removed the disclosure three-year inspection requirement formerly proposed under the HFCAA on page 9 of Amendment No. 7 to make sure the disclosure is up to date.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ Zhengjun Tao
Zhengjun Tao
Chief Executive Officer